
actual photo

ALEF

The flying car

Highlights

1. Received 3,500 purchase orders worth $1 billion.
2. Backed by Draper Associates, Draper B1, Impact VC, Splash Capital, angel investors, family offices.
3. Received FAA Special Airworthiness Certification and releasing FAA Ultralight Compliant aircraft.
4. Featured on CNN, Fox, NBC, ABC, ABC, CBS, Associated Press, Reuters, Time



Magazine.

5. 3 Term Sheets signed by institutional investors for the next round of funding.

6. 1,000+ successful flights, 500+ drives, 250+ successful Transitions.

7. The real flying car. Drivable car with vertical takeoff.

Featured Investors



Sriram Sundararajan

Invested $10,000

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Syndicate Lead

Entrepreneur, Investor and Mentor

"I'm pleased to support Jim and the team at Alef Aeronautics as a Lead Investor in this round on Wefunder.

Jim and I share a meaningful connection as fellow Broncos from Santa Clara University. Our university holds a special place in aviation history as the institution closely associated with John J. Montgomery, one of the earliest pioneers of controlled flight whose groundbreaking glider experiments took place on the Santa Clara County by the Evergreen Valley Foothills in the late 19th century.

In many ways, Alef's vision feels like a continuation of that spirit of innovation. Jim and the Alef team are taking on one of the most ambitious challenges in mobility — building a practical flying vehicle that can operate both on roads and in the air. What stands out is not just the bold vision, but the disciplined engineering approach, thoughtful regulatory engagement, and steady progress toward real-world deployment.

Alef represents the kind of frontier innovation that Silicon Valley has historically excelled at: combining aerospace engineering, automotive design, and software to rethink how people move in increasingly complex urban environments.

I’m excited to support Jim and the Alef team as they continue advancing this vision and building the future of mobility.

#gobroncos

Sriram
GP, Hypergrowth Labs Capital"



Draper B1

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https://draperb1.vc/

Enrique Penichet, General Partner

"As DraperB1, we are proud to back Alef Aeronautics—a company making a bold leap forward in mobility innovation with its real-world flying car. The founding team’s vision and resilience set them apart, driving a breakthrough that has the potential to redefine how we move."

Impact VC

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https://impactvc.com/

Eric Ball, General Partner

"Many startups offer new use cases for tech, but Alef is a truly swing-for-the-fences opportunity to fundamentally disrupt how we travel. We are an enthusiastic early backer."



Draper Associates,

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https://www.draper.vc/ Investor and Board Member: Tesla, Cruise, Skype, Coinbase, Twitch, SpaceX

Tim Draper, GP

"I put more (money in) when I saw that they had created a small drone prototype that did exactly what they told me it would do, the design is extraordinary."



Bronco Venture Fund

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https://santaclaraventures.com/bronco-venture-fund

Sriram Sundararajan

"As a Santa Clara Bronco, happy to share that the Bronco Venture fund has invested in Alef as well in the prior round."



Other investors include Knollwood Accelerating Recovery of Earth LLC, Splash Capital (https://www.splashcapital.com/), Strong VC (https://strongvc.com/)

Team



Jim Dukhovny CEO and President

• 20 years of business experience • Led multiple businesses to profitability • CS degrees from UC Berkeley and SCU, Stanford BUS-217 business • Engineered specific API architectures for platforms, including Windows 10,

Walmart.com • Serial entrepreneur





Oleg Petrov Director of Research and Development

• 20+ years experience in aeronautics and software engineering • Experience in a design of a helicopter model at national OEM • Experience in a design of a car model at national OEM • Former CEO of a profitable company



Dr. Constantine Kisly Director of Engineering

• PhD (advanced materials) • 20+ years of science and engineering experience • Author of 9 peer-reviewed papers and multiple patents • Former scientist at Intel Labs and Chemical Block Ltd



Paul Markin Director of Electronics

• 15 years experience in drones and electrical engineering • Intel Centrino integration and power optimization • Intel Turbo memory NAND flashed based technology - performance, power analysis, and optimization • Senior instructor at Intel drone club

---

Memo

The flying car - a drivable car with a vertical takeoff



Actual photo of Alef full-size flying car in test flight

Built, flown, iterated - not a concept.

- Full-scale working models
- 1,000+ flights, 500+ automotive rides, across all models
- 100+ successful Transition flights, across all models
- 3 years of full-size flights and driving





Actual photo of Alef full-size flying car in test flight over Cybertruck

$1B purchase order backlog

- $1B worth of purchase orders
- 3,100 deposits placed
    - $150, $1500, $100,000 deposits (refundable by law)
    - $300,000 full price at the time of delivery
- 400 units in business agreements signed
    - Reseller, dealership





Actual photo of Alef full-size display model with cabin and doors

Regulations and Certifications

- Model A Ultralight, Model Zero Ultralight are classified as Ultralight Aircraft; hence, they do not require certification or a pilot license
    - Ultralight category requires only compliance. Read more about Ultralight Aircraft here.
    - Ultralight Aircraft category has restrictions on operations, thus making it more suitable for go-to-market in rural areas with limited or congested ground infrastructure
- FAA Special Airworthiness Certification (experimental category) was already received by Alef in 2023 for the Armada Model Zero, allowing the Alef car to legally take off vertically and fly
- Next model (after Ultralight) is planned as an FAA Light Sport Aircraft (LSA), requiring only Special Airworthiness Certification, and not requiring Type Certification or Production Certification. It requires a similar Special Airworthiness Certification which we already received, but in a different category (LSA).

Regulated in the air by existing FAA management systems

- Regulated in the air by existing FAA management systems (no new systems required). Regulated on the ground by existing NHTSA management systems (no new systems required). FAA rules apply when the car is in the air; NHTSA rules apply when the car is on the ground.

UNITED STATES OF AMERICA
DEPARTMENT OF TRANSPORTATION-FEDERAL AVIATION ADMINISTRATION
SPECIAL AIRWORTHINESS CERTIFICATE

CATEGORY/DESIGNATION Experimental		
PURPOSE Exhibition,Research and Development		
MANU-FACTURER	NAME N/A	
	ADDRESS N/A	
FLIGHT	FROM N/A	
	TO N/A	
N1245Z	MODEL ARMADA MODEL ZERO	SERIAL NO. 1
BUILDER DUKHOVNY/PETROV/KISLY/MARKIN		DATE OF ISSUANCE 24/May/2023

Unless sooner surrendered, suspended, revoked, or the termination date of 11/Jun/2024, this airworthiness certificate is effective under the conditions prescribed in 14 CFR, Part 21, Section 21.181 or 21.217.

SIGNATURE OF FAA REPRESENTATIVE	DESIGNATION OR OFFICE NO.
//Signed by//Larrie Ricca,09:24 AM, June 12, 2023	547098732

This airworthiness certificate is issued under the authority of Title 49 United States Code 44704 and Title 14 Code of Federal Regulations. Any alteration, misuse or reproduction for a fraudulent purpose of this certificate may be punishable by the certificate revocation, fine and / or imprisonment. THIS PORTION OF THE CERTIFICATE MUST BE DISPLAYED IN THE AIRCRAFT PER THE APPLICABLE REGULATIONS.

Actual photo of Alef FAA Special Airworthiness Certification title page (note company's legal name change from Armada to Alef)

Disrupting a $3T dollar automotive market

- Addressing the global traffic congestion problem in the $3T global automotive market
- Category defining segment (not eVTOL, not flying taxi, not EV)



Actual photo of Alef full-size car driving

One of the most exciting new car brands in the world, recognized by mainstream media

- In February 2025 Alef released a video of a full-size flying Alef Model Zero Ultralight - becoming a viral video, shared by influencers, celebrities, and covered by mass media
- Prime appearances on NBC, Fox, News Nation, CNN. Prime coverage by BBC, Associated Press, TMZ, ABC, CBS. Time Magazine World's Best Innovations List.
- Seen by King of Spain, President of Guyana, Chancellor of Germany.

- Headliner of Detroit Auto Show


MORNINGS
CBS NEWS
ALEF AERONAUTICS' SPORTS CAR PREPARES FOR FLIGHT
FUTURE OF TRANSPORT
ALEF TESTS FLYING CAR FOR FIRST TIME IN URBAN ENVIRONMENT
LIVE
CNN
FLIGHT OF FANCY
ALEF AERONAUTICS TESTS VERTICAL TAKEOFF OF FLYING CAR
DOW
43,456.82
164.34
-0.38%
TECH
READY FOR LIFTOFF?
LIVE
CNN
THE LEAD
FLYING CARS
READY FOR TAKEOFF?
NEWS NATION
FIRST COMMERCIAL FLYING CAR IN PRODUCTION

Actual screenshots: Interviews and news about Alef on CNN, Fox, News Nation, CBS

Actual photo: Unveiling Alef flying car at Detroit Auto Show

How it works

How it works



Not an actual photo: a CGI artist rendering of a top/side view

- Distributed Electric Propulsion (DEP) system for vertical lift
  - 8 independent propeller-speed controller-motor systems
  - Differential thrust
  - Vectored thrust for forward flight and stabilization
- 4 separate automotive hub motors inside each of four wheels
- Top Mesh
  - Allows air through
  - Structural key component

    - Safety: encloses propellers, prevents foreign object interference
- Driver and Passenger sides double functioning as airfoils in Transition to airplane mode
- Circular wing design in Transition flight

Exceptional Safety

- 8x propulsion redundancy (8x propellers, motors, speed controllers)
- Enclosed propellers
- Full vehicle ballistic parachute (planned for the next model)
- Fault-tolerant elevons (in the previous model and planned for the next model)
- Glide capability
- Real-time telemetry inspection
- Energy, temperature, vibration real-time monitoring
- Does not require a runway, airport, heliport to land. Lands on a land surface and drives.
- Software and AI navigation safety features (obstacle detection, monitoring)
- Return-to-home, Autoland

- 0 single points of failure

Exit Opportunity

- Alef is at a further stage in many key aspects than IPOed eVTOL companies (Joby, Archer, eHang, Beta) were at the time of their IPO/SPAC:
  - Alef has more orders than any IPO/SPAC "air taxi" companies (Joby, Archer, eHang, Beta), more years of transition flights (across all models) at the time of their IPO, and a go-to-market advantage in infrastructure requirements, usage, and certification/compliance.
- Alef also expects a possibility of consolidation of companies in eVTOL and EV markets, hence an acquisition becomes a strong possibility:
  - Since it takes many years to develop and test such technology, and we've been working for 10 years on this, a major success by competitors brings up acquisition talks from large companies looking to compete.

Future projections are not guaranteed.

Team





Actual photo of a part of Alef's team

- Experienced founders: 15+ years of experience per founder (read in the founders' section above)
- 2 locations: San Mateo, California (up to 100 cars/year capacity), Milpitas (research lab)
- Standout contractors, including a known car designer Hirash Razaghi (Bugatti, Lotus, Jaguar)
- Strong Advisory Board including former DARPA director, former aviation executive, and experts

From Founders:

We live in unique times when new technologies allow for transport that only science fiction could imagine. When we started in 2015, flying cars were a greatly demanded product that did not exist. It took us 10 years, but now a real flying car exists and is ready to be released!

Invest in the opportunity to disrupt the transportation of the 21st

century, and be part of history!

This page contains forward-looking statements, including statements regarding our plans, expectations, and projections. These statements are based on current assumptions and involve risks and uncertainties. Actual results may differ materially due to factors such as regulatory approval, technical challenges, market adoption, and our ability to raise additional capital. We undertake no obligation to update these statements.